NEWS RELEASE

Trading Symbol           TSX: NUAG / OTC QX: NUPMF

NEW PACIFIC METALS REPORTS 2020 ANNUAL GENERAL AND SPECIAL MEETING RESULTS

VANCOUVER, British Columbia – October 1, 2020 – New Pacific Metals Corp. (“New Pacific” or the “Company”) is pleased to report that all matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular dated August 27, 2020 (the “Circular”) were approved by the requisite majority of votes cast at the annual general and special meeting of the shareholders held on Septembe r 30, 2020 (the “AGSM”). A total of 152,310,111 common shares, representing 56.9% of the votes attached to all outstanding shares as at the record date for the meeting were represented at the AGSM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	Number	Percentage	Number	Percentage
Jack Austin	73,265,365	99.78%	164,521	0.22%
Dr. Rui Feng	73,345,698	99.89%	84,188	0.11%
Dr. Mark Cruise	73,346,724	99.89%	83,162	0.11%
David Kong	73,296,166	99.82%	133,720	0.18%
Greg Hawkins	73,299,300	99.81%	130,586	0.18%
Martin Wafforn	73,343,263	99.88%	86,623	0.12%

At the AGSM, shareholders also voted: (a) 99.77% in favour of approving the arrangement providing for, among other things, the distribution of the comm on shares of Whitehorse Gold Corp. (“Whitehorse”) held by New Pacific to New Pacific shareholders, as more particularly described in the Circular; and (b) 99.31% in favour of approving the private placement of Whitehorse com mon shares (the “Whitehorse Financing”), as more particularly described in the Circular. The Whitehorse Financing was approved by the requisite majority of disinterested shareholders within the meaning of the TSX Company Manual. Shareholders also app roved the Company’s amended and restated share based compensation plan and the re‐appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGSM will be filed on SEDAR at www.sedar.com and on the Company's website.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development com pany which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake Go ld Project in Yukon, Canada.

For further information, contact:
New Pacific Metals Corp.,
Gordon Neal

President

Phone: (604) 633‐1368

Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others. This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2020 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐ looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.